UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Guerrilla RF, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

40162G203
(CUSIP Number)

Ryan Michael Pratt
5686 Green Dale Ct.
Summerfield, NC 27358
336-383-2787
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Michael Pratt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 886,245
	8.	SHARED VOTING POWER 5,311*
	9.	SOLE DISPOSITIVE POWER 886,245
	10.	SHARED DISPOSITIVE POWER 5,311*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,556**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.31%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*  Consists of shares held by or issuable pursuant to Common Stock restricted stock units or Common Stock options that are presently exercisable or exercisable within 60 days of September 6, 2023 held by the Reporting Person’s spouse.

** Reflects (i) 886,245 shares owned by the Reporting Person, and (ii) 5,311 shares held by or issuable pursuant to restricted stock units or Common Stock options that are presently exercisable or exercisable within 60 days of September 6, 2023 held by the Reporting Person’s spouse. The Reporting Person disclaims ownership of the vested restricted stock units or Common Stock options to purchase shares held by his spouse pursuant to Rule 13d-4, but reports such ownership of the options to purchase shares held by his spouse for the purpose of reporting beneficial ownership pursuant to Rule 13d-3.

Item 1.  Security and Issuer.

This amended and restated Schedule 13D (this “Schedule 13D”) relates to the common stock ($.0001 par value) of Guerrilla RF, Inc. (the “Common Stock”).  Guerrilla RF, Inc. (the “Issuer”) is a Delaware corporation with its principal office located at 2000 Pisgah Church Road, Greensboro, NC 27455.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is filed by Mr. Ryan Pratt, a United States citizen (the “Reporting Person”).

The Reporting Person is the holder of record of approximately 11.31% of the Issuer’s outstanding shares of Common Stock based on 7,885,131 shares of Common Stock outstanding as of September 6, 2023.

(b) The residential address of the Reporting Person is 5686 Green Dale Ct., Summerfield, NC 27358.

(c) The Reporting Person is the Issuer’s Chief Executive Officer and a member of its Board of Directors.

(d) During the past five years, the Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has never been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f) Mr. Pratt is a citizen of the USA.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 22, 2021, in connection with the closing of the transactions contemplated by the Merger Agreement (as defined below), the Reporting Person received 886,245 shares of Common Stock in exchange for his 300,000 shares of common stock of Guerrilla RF (defined below).

The Issuer effected a 1-for-6 reverse stock split on April 17, 2023.

Except as described above, the Reporting Person has not acquired or disposed of any shares of Common Stock over which he has voting or dispositive power; however, the Issuer has subsequently issued additional shares of Common Stock in a series of private placements and pursuant to the exercise of equity-based awards made to its employees and directors under its equity incentive plans.  Most recently, the Issuer issued 1,060,000 shares of Common Stock on September 6, 2023.

As a result of the above-referenced changes in the number of shares of Common Stock outstanding, the Reporting Person’s beneficial ownership has decreased as a percentage.

Item 4.  Purpose of Transaction.

On October 22, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among itself, Guerrilla RF Acquisition Co., a Delaware corporation and wholly owned subsidiary of the Issuer (“Acquisition Sub”) and Guerrilla RF, Inc., a privately held Delaware corporation (“Guerrilla RF”), pursuant to which Acquisition Sub merged with and into Guerrilla RF, with Guerrilla RF surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”), and pursuant to which all of the outstanding capital stock of Guerrilla RF was cancelled in exchange for shares of the Common Stock. Following the Merger, the Issuer changed its name from Laffin Acquisition Corp. to “Guerrilla RF, Inc.” In connection with the Merger, the Reporting Person received 886,245 shares of Common Stock in exchange for his 300,000 shares of common stock of Guerrilla RF (defined below)

As a result of the above-mentioned transactions and the subsequent issuance of additional shares of Common Stock by the Issuer (as described in Item 3), the Reporting Person currently beneficially owns 11.31% of shares of Common Stock.

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes.  The Reporting Person may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) The aggregate number and percentage of shares of Common Stock directly owned by the Reporting Person is based upon a total of 7,885,131 shares of Common Stock outstanding of the Issuer as of September 6, 2023.  The Reporting Person directly owns 891,556 shares of Common Stock, representing approximately 11.31% issued and outstanding shares of Common Stock of the Issuer, which amount includes 886,245 shares owned by the Reporting Person and 5,311 shares issuable pursuant to vested restricted stock units and Common Stock options that are presently exercisable or exercisable within 60 days of September 6, 2023 held by the Reporting Person’s spouse.  The Common Stock over which the Reporting Person has sole voting and dispositive power represents 11.24% of the total shares of Common Stock outstanding.

(b) The Reporting Person is the beneficial owner of 891,556 shares of Common Stock.  The Reporting Person has sole voting power and sole dispositive power with respect to 886,245 shares of Common Stock.  The Reporting Person has the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of 5,311 shares of Common Stock issuable pursuant to vested restricted stock units or exercisable Common Stock options held by his spouse.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13D, the beneficial owner of any securities of the Issuer he does not directly own.  The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

(c) Other than as described herein, the Reporting Person has not effected any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Lock Up Agreement

In connection with the closing of the Merger, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, whereby, subject to certain customary exceptions, it was restricted for a period of up to 12 months (terminable early upon certain conditions), from making certain sales or dispositions of shares of Common Stock held by it, other than shares purchased in open market transactions following the Merger. The Lock-Up Agreement has subsequently expired. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the Form of Lock-Up Agreement filed with the Securities and Exchange Commission as Exhibit 4.1 to the Issuer’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

Registration Rights Agreement

On October 22, 2021, the Issuer sold an aggregate of 597,175 shares of common stock pursuant to an initial closing of a private placement offering (the “Private Placement”) at a purchase price of $2.00 per share, or $7.2 million in the aggregate.

In connection with the Private Placement, the Reporting Person entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 60 days after the final closing of the Private Placement for purposes of registering the resale of the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the final closing of the Private Placement, and to maintain the effectiveness of the registration statement for a period of five years or until the Shares registered thereunder have been sold in accordance with the registration statement or Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement filed with the Securities and Exchange Commission as Exhibit 10.10 to the Company’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

Indemnity Agreement

The Reporting Person, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s bylaws, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Company’s Form 8-K and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnity Agreement filed with the Securities and Exchange Commission as Exhibit 10.7 to the Company’s Form 8-K filed on October 27, 2021 and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RYAN PRATT:

/s/ Ryan Pratt
Ryan Pratt

September 15, 2023
Date